June 10, 2025

Ron Levy
CEO, COO & Secretary
The Crypto Company
23823 Malibu Road #50477
Malibu, CA 90265

       Re: The Crypto Company
           Item 4.02 Form 8-K filed June 9, 2025
           File No. 000-55726
Dear Ron Levy:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Item 4.02 Form 8-K
General

1. Please tell us how you determined the errors that resulted in the restatement of the financial statements included in the December 31, 2023 Form 10-K did not impact other periods, such as the interim periods included in the Forms 10-Q filed during fiscal 2023 and to date in fiscal 2024. Alternatively, revise your Item
4.02 Form 8-K
       to identify all previously issued financial statements, including interim periods that you have determined should no longer be relied upon.
2. Please amend your Item 4.02 Form 8-K to remove your statement that the information is not deemed filed for purposes of Section 18 of the Exchange Act of 1934, or otherwise subject to the liabilities of that section. We refer you to the Instructions B.2 to the Form 8-K requirements, which limits furnished reports to those provided pursuant to Item 2.02 or 7.01.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 10, 2025
Page 2



       Please contact Kathleen Collins at 202-551-3499 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology